Exhibit 99.2

November 22, 2016

By Email and U.S. Mail
Board of Directors
Landauer, Inc.
2 Science Road
Glenwood, IL 60425-1596

Dear Members of the Board of Directors:

Gilead Capital LP (“Gilead,” “we,” or “us”) currently holds approximately 5.0% of the common stock of Landauer, Inc. (the “Company” or “Landauer”). Over the past 18 months of engagement with the Company, we have made clear to you our Leadership Investing strategy: to find and invest in durable, high-quality businesses underachieving their potential due to shortfalls in governance or leadership and, where the need and opportunity merit, play an active and constructive role in helping them reach their full potential. We have invested in and engaged with Landauer to help remedy this Board’s longstanding failures – a number of which are described herein – which we believe are responsible for the stock’s long-term underperformance and could endanger the realization of the long-term opportunities available to its exceptional radiation measurement business.

We write to you publicly only after constructively and patiently encouraging you over the past several months to follow Landauer’s codes of ethics and to address what we see as the Board’s major governance shortfalls. We had hoped to avoid the need to discuss this publicly and gave you numerous opportunities to deal with our concerns and consider our proposals privately and in accordance with your policies and procedures. You have instead demanded that we trust this Board with the Company in spite of its track record of failures as described below. That you do so while failing to adhere to your codes and to what we view as the most basic tenets of good governance has forced our hand and only made it more apparent to us how deeply entrenched these problems are and how urgently change is needed.

The Board Has Failed to Address the Executive Chairman’s Legal and Ethical Violations

We must first address the elephant in the room: Executive Chairman Michael Leatherman. Gilead has zero tolerance for illegal or unethical behavior and applies the same standard to those who represent us as directors. We thus feel obligated to speak up when we discover that our representatives are failing to uphold that standard.

On October 27, 2016, we asked Mr. Leatherman about the discrepancy between our public records search1 and Landauer’s repeated statements over the past eight years that Mr. Leatherman is a Certified Public Accountant (“CPA”).2 Mr. Leatherman conceded that he does not have a CPA license but brazenly dismissed our inquiry, asserting that he did not see “why in the world it matters.”

Make no mistake – IT MATTERS.

It matters for shareholders and regulators, who expect the Company to abide by state and federal law. By falsely holding himself out as a CPA, Mr. Leatherman violated Illinois state law.3 By knowingly certifying this falsehood in Landauer’s regulatory filings during his time as CEO and interim CFO, Mr. Leatherman repeatedly violated – and caused the Company to violate – federal securities law.4

It matters for Landauer’s honest and hard-working employees, who abide by the same rules Mr. Leatherman and the Board have broken. By misrepresenting his professional credentials, Mr. Leatherman violated Landauer’s Code of Business Conduct and Ethics and its Code of Ethics for Financial Executives.5 And by not notifying shareholders promptly once the Board became aware of these breaches, you too are violating both Codes.6

It matters for the culture and character of the Landauer organization. By inexcusably refusing to take responsibility for his violations, Mr. Leatherman is flouting the Company’s standards, thereby undermining its collective integrity. And by sitting idly by while he does so, the Board is sending a message to all employees that a different set of rules applies at the top.

We have repeatedly urged you to carry out your most basic duties by holding Mr. Leatherman to account and communicating promptly and transparently to your shareholders. On October 30, we voiced our worries about Mr. Leatherman to CEO Michael Kaminski, who was on the October 27 call, and tried to arrange a meeting with Lead Independent Director Bill Dempsey. On November 6, we wrote a letter to the entire Board that, among other things, highlighted Mr. Leatherman’s violations and expressed our grave concern that his position and tenure have compromised the Board’s ability to act independently. On November 11, when we spoke with Messrs. Dempsey and Kaminski and asked for a response to our letter, they replied with only vague assurances that the Board would respond in its own time. On November 16, deeply dissatisfied that you had not acted on the information about Mr. Leatherman for nearly three weeks and convinced that he stands in the way of accountability and progress in the boardroom, we demanded that you act to remove Mr. Leatherman from the Board and the Company by November 18.

That this deadline has passed in silence speaks volumes about the need for immediate change.

Landauer’s Longstanding Governance Problems and Poor Performance

We believe that a Board that refuses to govern itself is a Board that is unfit to govern the Company. Indeed, this Board’s public inaction in response to the clear-cut violations detailed above is just the latest symptom of its longstanding lack of fitness to govern Landauer.

Over the past decade, the Board has overseen a series of strategic and operational errors that have cost shareholders hundreds of millions of dollars and untold millions in foregone opportunities.

•
Project Comet (2006-2012): The Board approved and monitored the implementation of an Enterprise Resource Planning system, apparently failing to appreciate the complexity of the project, as evidenced by the ballooning of the initial $10 million budget and 18-month timeline to $57 million and seven years.7

•
IZI Medical Products Acquisition (2011-2016): After the Board decided to pursue and incentivize a growth-by-acquisition strategy, it authorized a $94 million acquisition of a medical products business that lacked obvious synergies with the core radiation measurement business. Shortly after the acquisition, the business collapsed due to the loss of a key customer and was finally sold earlier in 2016 at more than an 88 percent loss.8

•
Accounting Restatement & Remediation (2011-2016): Landauer restated or revised four years of financial statements, including those produced during Mr. Leatherman’s tenure as interim CFO and as a member of the Audit Committee, due to “material weaknesses in internal control over financial reporting” that resulted in a wide range of accounting errors.9 The Company’s investigation cited the failures to “maintain a sufficient complement of personnel with an appropriate level of knowledge of accounting” and “consistently establish appropriate authorities and responsibilities.”10

•
Next-Generation Wireless Dosimetry (2010-present): Though Landauer has publicly discussed its plans to develop and launch wireless dosimetry technology since 2010,11 its primary competitor, Mirion, was the first to market with a commercially available wireless dosimeter.12 Landauer’s as-of-yet unreleased product, Verifii, remains an unfulfilled promise.

We believe these problems have taken a huge toll on Landauer’s financial health. Since 2008, when Mr. Leatherman, Mr. Dempsey, and David Meador joined the Board, Landauer’s adjusted operating margins13 have plummeted from nearly 40 percent to below 20 percent, and its balance sheet has been turned upside-down, going from a net cash position of $29 million in 2008 to a net debt position of $100 million as of June 30, 2016.

For long-term shareholders, Landauer’s deteriorating financial health has been devastating. In 2015, the Board reduced the quarterly dividend payment for the first time in Landauer’s nearly 30-year history as a publicly-listed company, cutting it by 50 percent. Since 2008,14 Landauer’s total shareholder returns have drastically underperformed, returning -5% versus +267% for the proxy peer group,15 +226% for the Russell 2000 Health Care Index, and +194% for the Russell 2000.16 Indeed, the history of returns speaks directly to the track record of Landauer’s Board.

	Total Shareholder Returns				LDR's Relative Returns
	1-year	3-year	5-year	Since '08	1-year	3-year	5-year	Since '08
Landauer (LDR)	33%	15%	23%	(5%)	---	---	---	---
Proxy Peer Group	28%	60%	182%	267%	5%	(45%)	(159%)	(272%)
Russell 2000 Health Care Index	(1%)	36%	138%	226%	34%	(21%)	(115%)	(231%)
Russell 2000 Index	14%	24%	96%	194%	19%	(9%)	(73%)	(199%)

While there has been significant and seemingly disruptive turnover in the executive ranks, every director who oversaw this extended underperformance and the series of disastrous decisions continues to serve on the Board. As this apparent unwillingness to take accountability amply demonstrates, the fundamental governance problems that we believe are responsible for the aforementioned failures of strategy, capital allocation, risk control, and succession planning remain unaddressed. As evidenced by the fact that the Board lacks a single member with the healthcare data analytics and IT experience needed to guide Verifii, critical technical and strategic skill gaps persist on the Board, hampering its ability to evaluate decisions that will shape the Company’s future. The potential value of, and the financial goals attached to, the Company’s long-term strategy have been opaque to shareholders, and the specific incentives tied to those strategies have not been disclosed. The directors who oversaw the capital allocation and risk assessments that evidently failed over the past eight years largely remain in charge of those processes today.

We had assumed you would be chastened by the Company’s performance under your watch and be eager to hear our suggestions for improvement. Instead, when we expressed concern on our November 11 call about the implications of this Board’s long-term track record for the Company’s future, Mr. Dempsey claimed to be “perplexed,” approvingly citing the stock’s recent bounce off levels last seen in 2001. To us, this is not good governance; it is whistling past the graveyard.

Seizing the Opportunity to Reinvigorate Landauer

We believe Landauer is at a crossroads. With upgrades in Board composition and skills, a clear and transparent long-term strategy, strategically-aligned incentives, rigorous capital allocation and financing policies, and improved investor relations, we believe the Company could reach its full potential and capitalize on the numerous strategic, technological, and operational opportunities available to it – most importantly Verifii. Allow the Board to remain complacent and reactive, and not only could these opportunities be squandered, but, in our view, the Company could permanently cede its technological and operational leadership in its core business and irreparably impair shareholder value.

On October 4, 2016, we met with Mr. Leatherman and Mr. Kaminski and shared with the Board this diagnosis and our prescriptions, including fostering an ownership culture through direct shareholder representation on the Board. During our conversation, Mr. Leatherman acknowledged some, though far from all, of the Board’s shortcomings and complimented our knowledge of the Company as “parallel” to that of the Board. Yet in our subsequent communications, the Board has denied the need for outside assistance, insisting we leave Landauer’s future in its hands.

Mr. Leatherman and this Board have urged us to trust them with the Company as if we have forgotten whose judgment led it to this point. You have not held yourselves accountable. You have spurned our offers to help. You have not been clear and transparent with your shareholders. It seems you cannot even be bothered to comply with the law and your own policies.

Before the substantive work of reinvigorating Landauer can begin, the Board must part ways with the people and practices that have wrought so much damage. We therefore demand that the Board immediately take the following actions:

1.	Remove Mr. Leatherman as a director and officer of the Company.

2.	Reveal publicly the nomination and review processes for Mr. Leatherman and Mr. Dempsey, both of whom came to the Board in 2008 through “company contacts in the business community.”

3.
Form a committee of independent directors, excluding Robert Cronin and Stephen Mitchell, both of whom served on the Governance and Nominating Committee in 2008, to investigate and strengthen the independence, rigor, and timeliness of the nomination and review processes.

4.	Appoint our managing partner, Jeffrey Strong, to the board to participate on the independent committee and begin remedying the governance shortfalls we have identified.

As our repeated attempts to engage privately with you show, we are eager to work collaboratively to address the aforementioned governance deficiencies and build a better future for Landauer’s shareholders, employees, and customers. However, should the Board remain silent or choose to paper over the real problems it faces, we will act to protect shareholder value. We are prepared to propose a slate of directors at the Company’s annual meeting if necessary, but we would strongly prefer to spend our time reinvigorating Landauer rather than rehashing in even greater detail the clear-cut case for change.

Sincerely,

Jeffrey A. Strong
Managing Partner
Gilead Capital LP

Cc: Mitchell Raab, Esq.

1 A public records search did not reveal any evidence that Mr. Leatherman has a CPA license.
See https://www.idfpr.com/licenselookup/licenselookup.asp (Illinois Department of Finance & Professional Regulation License Look-Up); https://cpaverify.org (multi-state CPA lookup tool for 46 states); https://dpronline.delaware.gov/mylicense%20weblookup/Search.aspx (Delaware State Board of Accountancy); https://pvl.ehawaii.gov/pvlsearch/ (Hawaii Professional and Vocational Licensing Search); https://secure.utah.gov/llv/search/index.html (Utah Licensee Lookup & Verification System); https://app.wi.gov/licensesearch (Wisconsin License Search).
2 See Landauer, Inc. Definitive Proxy Statements, dated Dec. 23, 2008, Dec. 22, 2009, Dec. 21, 2010, Dec. 20, 2011, Jan. 7, 2013, Jan. 7, 2014, Feb. 2, 2015, and Jan. 12, 2016; Form 10-K for the fiscal year ended Sept. 30, 2011; Form 8-K dated Aug. 20, 2011; and press release dated Aug. 25, 2011.
3 See Illinois Public Accounting Act, 225 ILCS 450/9(b) (prohibiting use of the CPA title without a license); 225 ILCS 450/1 (no holding oneself out as a CPA).
4 See 17 C.F.R.§ 240.14a-9(a) (no solicitation shall be made by means of false proxy statement); 15 U.S.C. § 78n(a)(1) (proxy solicitations); 17 C.F.R. § 240.14a-9(c) (“No nominee…shall cause to be included in a registrant’s proxy materials…any statement which…is false or misleading with respect to any material fact….”); 18 U.S.C. § 1350 (penalties for knowingly certifying false statements in annual reports pursuant to section 13(a)); 15 U.S.C. § 78m(a)(2) (annual report filing requirement); 17 C.F.R. § 240.13a-1; 17 C.F.R. § 240.401 (Item 401 requirements); 17 C.F.R. § 240.12b-20 (duty to include material information necessary to make statements not misleading).
5 See Landauer’s Code of Business Conduct and Ethics (“Every Landauer employee, officer and director has the responsibility to obey the law and act ethically.”); Landauer’s Code of Ethics of Financial Executives (“Each Covered Officer will … [p]roduce full, fair, accurate, timely, and understandable disclosure in reports and documents that Landauer files with, or submits to, the Securities and Exchange Commission and in other public communications made by Landauer.”).
6 See Code of Ethics of Financial Executives (“Any…waiver of [these Codes] for covered officers must be approved by the Board and disclosed promptly to Landauer’s shareholders.”); see also Code of Business Conduct and Ethics (amendment, modification, and waiver requirements).
7 See Definitive Proxy Statement, dated Jan. 4, 2008, and Forms 10-K for the fiscal years 2007-2013. Includes $48.9 million in capital expenditures and $8.2 million in IT platform enhancements charged to operating expenses.
8 See Form 10-K for the period ended Sept. 30, 2012 and Form 10-Q for the period ended June 30, 2016. The total loss is more than 88 percent because a business acquired separately from IZI Medical Products was also included in the 2016 disposal of the medical products segment.
9 See Form 10-K/A for the period ended Sept. 30, 2013 and Form 10-K for the period ended Sept. 30, 2014.
10 See Form 8-K, dated May 28, 2015.
11 See Definitive Proxy Statement, dated Dec. 21, 2010.
12 See Hilliard Lyons report on Landauer, July 1, 2016.
13 Adjusted operating income excludes goodwill and intangible assets impairment charges, acquisition, reorganization and nonrecurring costs, transaction costs, and abandonment charges. Those costs and charges total $112.2 million during the periods depicted, all but $7.2 million of which were incurred after 2008.
14 From December 31, 2008, the first quarter-end after Messrs. Leatherman, Dempsey, and Meador had all joined the Board, to November 18, 2016, the end date in the table of returns.
15 See Definitive Proxy Statement, dated Jan. 12, 2016. Calculated using the simple average of the group (excluding Affymetrix Inc and LDR Holding Corp, which are no longer publicly listed).
16 Bloomberg and Gilead Capital calculations.